U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                                 CARDSTAKES.COM
             (Exact name of registrant as specified in its charter)


             NEVADA                                       91-1963840
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


1288 Alberni Street, Suite 806, Vancouver, British Columbia, Canada    V6E 4N5
(Address of registrant's principal executive offices)                 (Zip Code)


                                  604.664.0484
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


Title of Each Class                         Name of Each Exchange on which
to be so Registered:                        Each Class is to be Registered:
--------------------                        -------------------------------
      None                                               None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.0001
------------------------------
(Title of Class)


                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

                                  Page 1 of 19
                      Exhibit Index is specified on Page 18


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


                                 CardStakes.com,
                              a Nevada corporation

        Index to Amendment No. 1 to Registration Statement on Form 10-SB


Item Number and Caption                                              Page

1.    Description of Business                                        3

2.    Management's  Discussion and Analysis of Financial
      Condition and Results of Operations                            11

3.    Description of Property                                        12

4.    Security Ownership of Certain Beneficial Owners and
      Management                                                     12

5.    Directors, Executive Officers, Promoters and Control
      Persons                                                        13

6.    Executive Compensation - Remuneration of Directors and
      Officers                                                       14

7.    Certain Relationships and Related Transactions                 14

8.    Description of Securities                                      14

PART II

1.    Market  Price of and  Dividends  on the  Registrant's
      Common Equity and Related Stockholder Matters                  15

2.    Legal Proceedings                                              15

3.    Changes in and Disagreements with Accountants                  15

4.    Recent Sales of Unregistered Securities                        16

5.    Indemnification of Directors and Officers                      16

PART F/S

Financial Statements                                         F-1 through F-9

PART III

1(a). Index to Exhibits                                              18

1(b). Exhibits                                               E-1 through E-19

      Signatures                                                     19

Item 1. Description of Business.

CardStakes.com (the "Company") was incorporated as Power Direct Tech.com in the State of Nevada on February 19, 1999 and is a subsidiary of Power Direct, Inc., a Delaware corporation ("Power Direct"). On or about February 23, 1999, the Company changed its name to PDTech.com. On or about June 8, 1999, the Company changed its name to CardStakes.com. The Company maintains its principal executive offices at 1288 Alberni Street, Suite 806, Vancouver, BC V6E 4N5. The Company's offices in the United States are located at 4291 Meridian Street, Suite 48, Bellingham, Washington 98226. The telephone number of the Company in Vancouver, British Columbia is 604.664.0484.

Business of Power Direct, Inc. Power Direct was incorporated in the State of Delaware on September 13, 1993, and maintains its principal executive offices at 1288 Alberni Street, Suite 806, Vancouver, British Columbia V6E 4N5. Power Direct's offices in the United States are located at 4291 Meridian Street, Suite 29, Bellingham, WA 98226. The Company is currently listed on the Over-the-Counter Bulletin Board Quotation Service under the symbol PWDR.

Power Direct was inactive from January 1, 1996, through November 1, 1998. In November 1998 Power Direct began the process of identifying available interests in oil and natural gas producing properties. On January 15, 1999, Power Direct entered into a letter of intent with Rising Phoenix Development Group Ltd., a Canadian corporation, located in Vancouver, British Columbia, Canada ("Rising Phoenix"), to acquire all the assets of Rising Phoenix, including that corporation's interest in the oil and natural gas rights on 6,360 acres located in the Powder River Basin of eastern Wyoming (the "Wyoming Property"). That letter of intent specifies that Power Direct must, among other things, pay Rising Phoenix seventy-five thousand dollars (US$75,000) and, further, issue 3,800,000 shares of its common stock to Rising Phoenix to complete the acquisition of the assets of Rising Phoenix. The letter of intent also provides that Power Direct will appoint no more than three directors from Rising Phoenix's board of directors to Power Direct's board of directors. Power Direct paid Rising Phoenix a prepayment advance of Twenty-Five Thousand Dollars (US$25,000) on January 27, 1999. On or about February 24, 1999, Power Direct made a second prepayment advance to Rising Phoenix of Ten Thousand Dollars (US$10,000). On or about March 29, 1999, Power Direct made the third repayment advance of Ten Thousand Dollars (US$10,000). On or about April 7, 1999, the fourth prepayment advance of Ten Thousand Dollars (US$10,000) was made by Power Direct. Power Direct made the fifth payment of Ten Thousand Dollars (US$10,000) and the final payment of Ten Thousand Dollars (US$10,000) on or about April 26, 1999, and on or about May 26, 1999, respectively. Power Direct has not transferred any of its common stock to Rising Phoenix to complete this transaction. According to the letter of intent, Power Direct is to assume all of Rising Phoenix's financial obligations pertaining to the Wyoming Property as of January 31, 1999. In return, Rising Phoenix agreed to deliver the Wyoming Property in good title and assign to Power Direct its joint venture agreement with Derek Resources Corporation ("Derek Resources"). Pursuant to that joint venture agreement, Derek Resources agreed to provide up to a maximum of Three Million Five Hundred Thousand Dollars (US$3,500,000) of improvements on or before December 31, 2000, on the Wyoming Property in exchange for a 75% working interest in the Wyoming Property. Power Direct anticipates that the site construction will commence sometime early in the year 2000. Negotiations have begun with Bateman Engineering, Inc. and its associate company, Silvertip Project Partners, Inc., to provide development, financing and construction of a pilot production facility. If Derek Resources successfully meets its obligations under the joint venture agreement, Power Direct will own a 25% working interest in the Wyoming Property. If Derek Resources fails to meet its obligations under the joint venture agreement, Power Direct will obtain a 100% working interest in the Wyoming Property, including all of the improvements financed by Derek Resources. There are no proven oil or gas reserves on the Wyoming Property.

On February 15, 1999, Power Direct signed a letter of intent to acquire and own up to a 51% ownership interest in LANSource Technologies, Inc., a Canadian company ("LANSource"). LANSource is a developer of fax and data communications software. LANSource's primary products are WINport, a modem-sharing application and FAXport, a group of software products which allows users to send and receive faxes from their desktop computer or through their e-mail system. WINport, FAXport, and other LANSource products are distributed through Tech Data US, Tech Data Canada, Ingram Micro Canada, Ingram USA, Ingram UK, Ingram Italy, EMJ Date Systems Canada, EMJ USA, Merisel US and Micro Central. WINport is currently available in 12 languages and is distributed worldwide. In order to purchase the first 12.5% ownership interest in LANSource, Power Direct was required to make, on or before March 1, 1999, a total non-refundable deposit of three hundred thousand dollars (CDN$300,000), which payment was timely made to LANSource by Power Direct. The letter of intent contemplated that, on or before March 31, 1999, Power Direct and LANSource would enter into a formal Purchase and Sale Agreement. Upon the execution of that agreement, Power Direct would be required to make an additional non-refundable deposit of two hundred thousand dollars (CDN$200,000). The letter of intent also stated that in the event that the parties, for whatever reason, were unable to finalize the Purchase and Sale Agreement by March 31, 1999, than the whole transaction between Power Direct and LANSource would be considered null and void and LANSource would be entitled to retain all deposits. Because of delays by LANSource in preparing the formal Purchase and Sale Agreement, as of April 8, 1999, Power Direct and LANSource had not finalized a formal agreement. Power Direct is taking appropriate action to resolve this dispute with LANSource. In the event this dispute is resolved, and a formal Purchase and Sale Agreement is finalized, then Power Direct plans to meet its obligation to make additional deposits of Five Hundred Thousand Dollars (CDN$500,000) and One Million Dollars (CDN$1,000,000). There is no assurance that the Company can meet those financial obligations. Should Power Direct meet the aforementioned financial obligations, Power Direct will have the option to purchase an additional 12.5% interest in LANSource for Three Million Dollars (CDN$3,000,000) by delivering such funds to LANSource on or before September 30, 1999. Should Power Direct successfully acquire 25% of LANSource, it will then have the option to purchase an additional 26% ownership interest by delivering Twenty Million Dollars (CDN$20,000,000) to LANSource on or before September 30, 2000. Moreover, the letter of intent provided that Power Direct would issue 1,200,000 restricted shares of common stock to Marc Bisnaire, the President of LANSource, on the signing of the letter of intent. Those shares have not yet been issued. In addition, Power Direct is required to deliver to Mr. Bisnaire an additional 1,200,000 restricted shares of its common stock should it elect to purchase the additional 12.5% interest in LANSource. Power Direct's ownership interest in LANSource is contingent upon Power Direct making payments to LANSource in specific installments, and there is presently a dispute between Power Direct and LANSource regarding Power Direct's acquisition of that ownership interest. Power Direct's ownership interest in LANSource is also contingent upon the issuance, by Power Direct, of certain shares of its common stock to Marc Bisnaire, President of LANSource, which shares have not been issued. Power Direct is taking and will continue to take, the action it believes is appropriate to resolve its dispute with LANSource.

On January 26, 1999, Power Direct signed a letter of agreement with I.T.A. Enterprises, Inc. ("I.T.A."), a Canadian company, to acquire and own a 42% working interest in a natural gas project in west central Alberta (the"Alberta Property"). This letter of agreement requires Power Direct to provide 42% of the costs for the three-phase project, which are estimated in the letter of agreement to be Two Hundred Thousand Dollars (CDN$200,000). As of June 10, 1999, Power Direct had advanced I.T.A. a total of Twenty Thousand Three Hundred Ninety Three Dollars (US$20,393) toward the Alberta Property project. The working interest acquired will be subject to a 10% gross overriding royalty (that is, 4.2% of the 42% working interest shall be payable directly to Nicholas Baiton, the royalty holder). To date, Power Direct has paid a deposit of eight thousand four hundred dollars (CDN$8,400) to I.T.A. pursuant to the terms of the agreement. It was agreed between I.T.A. and Power Direct that the $8,400 deposit would be used for prospect fees and that Power Direct will receive a refund of any unused portion of that deposit. Within ten (10) days of I.T.A. providing Power Direct with an "Authority for Expenditures" and a cash call for Phases I and II of the development of the Alberta Property, Power Direct will be required to advance seventy five thousand six hundred dollars (CDN$75,600) to I.T.A., representing the balance of Power Direct's 42% of the estimated costs. There can be no assurance that Power Direct will have sufficient funds available to meet this obligation in the time frame required by the letter of agreement. There are no proven oil or gas reserves on the Alberta Property.

On or about April 28, 1999, Power Direct entered into a licensing agreement ("Compte Agreement") with Compte De Sierge Accomodative Corp., a corporation incorporated in Panama City, Panama ("Compte De Sierge"). Compte De Sierge worked in association with a group of programmers doing business as E-Card. The Comte Agreement specifies, among other things, that Power Direct will have the worldwide right to utilize and commercially exploit certain software systems and related proprietary technology relating to the operation of the Greeting Card
Lotto, hereinafter referred to as "CardStakes.com". The CardStakes.com technology was developed and designed by Mr. Conrado Beckerman, a director of Compte De Sierge, and a team of programmers hired by the Company. CardStakes.com has not produced any historical revenue upon which an estimate of potential revenue can be determined.

The Compte Agreement also provides for three equal cash payments of CDN$100,000 to Compte De Sierge by Power Direct as partial consideration pursuant to the Compte Agreement. The first such payment was due upon execution of the Compte Agreement; the second payment is due upon completion of the first phase of testing; and the third payment is due upon completion of the second phase of testing. The Compte Agreement also provides that Power Direct shall issue 6,000,000 shares of its $.0001 par value common stock in two separate issuance transactions, each of 3,000,000 shares. All such shares shall be "restricted shares" subject to the limitations and restrictions regarding resale and distribution specified by Rule 144. The first issuance was to occur upon execution of the Compte Agreement, and the second issuance shall occur upon the commencement of operations of CardStakes.com, as specified in the Compte Agreement. As of May 13, 1999, Power Direct had paid CDN$100,000 and issued 3,000,000 shares of Power Direct's $.0001 par value common stock as per the Compte Agreement. On July 6, 1999, with the completion of the first phase of testing, Power Direct made the second payment of CDN$100,000 pursuant to the Compte Agreement. As of September 15, 1999, the second phase of testing had not been completed. As such, Power Direct had not yet paid Compte the third CDN$100,000 installment or issued the final 3,000,000 shares. On or about August 16, 1999, with the completion of the second phase of testing, Power Direct requested that Compte De Sierge provide Power Direct with duplicate copies of all Compact Discs and files necessary for the operation of CardStakes.com. E-Card had custody and control of those items requested by Power Direct. On or about August 23, 1999, Compte De Sierge denied Power Direct's request stating that a conflict among its programmers and E-Card prevented delivery of such items. This denial by Compte De Sierge effectively negated any and all contractual obligations Power Direct had to Compte De Sierge. On or about August 30, 1999, a meeting between the principals of Compte De Sierge and Power Direct was held, whereby Compte De Sierge agreed to discontinue any further association or involvement with E-Card and its programmers. Compte De Sierge also agreed to revise and amend the April 28, 1999 agreement to reflect the above change. Compte De Sierge also agreed to retain new programmers. Compte De Sierge and Power Direct agreed to change the title of the agreement to the "Proprietary Technology Usage -- License Agreement". As of November 1, 1999, Power Direct has met all of its financial obligations pursuant to the Compte Agreement. Except for the contractual relationship between Power Direct and Compte De Sierge memorialized in the Compte Agreement, and the consulting services provided to the Company by Mr. Beckerman, there are no other affiliations or relationships between either the Company and Compte De Sierge or Power Direct and Compte De Sierge.

On or about May 5, 1999, Power Direct agreed to enter into an Asset Purchase Agreement ("On-line Agreement") with On-line Asset Courtesy Inc., a corporation incorporated in Panama City, Panama ("On-line"). Pursuant to the On-line Agreement, Power Direct agreed to purchase from On-Line, and On-line agreed to sell, an Universal Resource Locator (URL) registered as "GREETINGCARDLOTTO.COM", as well as associated URLs registered as "E-CARDLOTTO.COM" and "CARDLOTTO.COM". An URL is the address of a page on the World Wide Web. Every web page has an URL that identifies it uniquely, and which provides enough information for any computer connected to the Internet to locate it. In exchange for the three (3) URL's, Power Direct agreed to issue to On-line 2,000,000 warrants to purchase Power Direct's $.0001 par value common stock at a purchase price of US$0.25 per share. The warrants were to be exercisable for a period of two (2) years from the date of issuance and all common stock purchased pursuant to those warrants will be "restricted securities" subject to the limitations and restrictions regarding resale and distribution specified by Rule 144. However, the On-line Agreement was never executed by all parties, the 2,000,000 warrants were never issued, and On-Line never delivered the rights to the 3 URL's. Power Direct and On-line have since mutually agreed to terminate their business relationship. Except for the proposed contractual relationship between Power Direct and On-Line, there are no other relationships or affiliations between either Power Direct and On-Line or the Company and On-Line.

On or about June 18, 1999, Power Direct entered into an Asset Purchase Agreement ("J&S Agreement") with J&S Overseas Holdings, of Grand Cayman, Cayman Islands ("J&S Overseas"). Pursuant to the J&S Agreement, Power Direct agreed to purchase from J&S Overseas, and J&S Overseas agreed to sell, an URL registered as "CardStakes.com". In exchange for the URL, Power Direct agreed to pay US$240,000 and grant to J&S Overseas the rights to purchase 1,000,000 shares of Power
Direct's $.0001 par value common stock. These rights are exercisable at a purchase price of US$0.25 per share, and all shares purchased will be "restricted securities" subject to the limitations and restrictions regarding resale and distribution specified by Rule 144. As of September 15, 1999, Power Direct had met all of its financial obligations under the J&S Agreement.

On or about September 1, 1999, Power Direct entered into an Asset Purchase Agreement ("Holm Agreement") with Holm Investment Ltd., a Canadian corporation ("Holm"). Pursuant to the Holm Agreement, Power Direct agreed to purchase from Holm, and Holm agreed to sell to Power Direct, three (3) Universal Resource Locators ("URL's") registered as "GREETINGCARDLOTTO.NET", "E-CARDLOTTO.NET" and "CARDLOTTO.NET". In exchange for the 3 URL's, Power Direct agreed to issue Holm 1,000,000 warrants to purchase the Company's $.0001 par value common stock at a purchase price of US$0.25 per share. The warrants are exercisable for a period of two (2) years from the date of issuance and all common stock purchased pursuant to those warrants will be "restricted securities" subject to the limitations and restrictions regarding resale and distribution specified by Rule 144. The warrants have not yet been issued. Power Direct anticipates that the sale will close in or around November of 1999.

The Company's Business. The Compte Agreement provides that Power Direct may grant sublicenses to third parties on terms agreeable to Compte De Sierge with respect to the proprietary technology. On or about June 15, 1999 the Company became such a third party licensee. On or about that date, the Company and Power Direct entered into a licensing agreement whereby the Company acquired 51% of Power Direct's rights, title and interest under the Compte Agreement. The result is that the Company has the right to utilize and commercially exploit certain software and related proprietary technology allowing for the marketing and sale of greeting cards over the Internet. The technology licensed from Compte De Sierge also allows the Company to conduct a scratch and win whereby the winners are awarded cash prizes and coupons. In exchange for the rights in the Compte Agreement, the Company issued to Power Direct 9,106,123 shares of the Company's $.0001 par value common stock. The Company valued those assets transferred under the Compte Agreement at $1,470,000 based on Power Direct's historical cost basis. Any and all assets acquired by the Company from Power Direct will be recorded in the Company's financial statements at Power Direct's historical cost basis. On or about August 16, 1999, Power Direct distributed 2,199,779 shares of the Company's $.0001 par value common stock to Power Direct shareholders as dividends.

The URL, Cardstakes.com (http://www.cardstakes.com), is a website featuring electronic greeting cards and retail merchandise links. The electronic Greeting Card is sent to the recipient via e-mail enabling the recipient to play a "Scratch and Win" ticket for cash, prizes and coupons. The retail merchandise links allow the sender to purchase a gift if the sender so desires.

Material Steps to Commence Activities. The Company has determined that the following specific steps must be taken before the Company can begin to realize positive revenue from its greeting card activities. First, the Company has determined that it must complete credit processing facilities in order to process transactions occurring on its website. As of August 31, 1999, the Company had completed the setup of the credit card processing facilities.
Second, the Company has determined that it must integrate its credit card processing systems into the CardStakes.com software. The Company is currently in the process of effectuating this integration. Third, the Company has determined that it must upgrade the CardStakes.com software to include translations to
Spanish and Chinese. The Company anticipates that it will effectuate this upgrade in the near future. The Company has determined that the next step will be to develop a marketing strategy. The Company has, through its association with Conrado Beckerman, begun formulating a marketing strategy. The fifth step of the Company's revenue producing plan is to establish a North American-based Internet server. The Company anticipates that this step will be completed in or around November, 1999. The sixth step involves the establishment of a China-based Internet server. The Company anticipates that it will implement such a server in or around the first quarter of the year 2000. The seventh step involves the hiring of staff for website maintenance and general office assistance. The Company believes that it has the necessary staff in place. The eighth and final step will involve the final testing of the CardStakes.com website. The Company anticipates this final testing will occur in or around October, 1999. As of November 15, 1999, the Company's website is fully operational.

The material risks associated with the start-up of the Company's activities include, but are not necessarily limited to, (i) business interruption due to technical difficulties; (ii) insufficient funding to meet operational costs;
(iii) insufficient users of the Company's website; (iv) decline in overall use of the Internet; (v) the Company's activities may not gain acceptance in the marketplace; and (vi) government regulation of the Internet.

The Greeting Card Industry. The Company believes that the sale of greeting cards over the Internet represents a world-wide market of over US$15 Billion per year. Cardstakes.com will be the leader in this industry by being the first Internet site to combine a greeting card and a scratch and win entry. The Company's cards will feature special effects, animation, music, and custom design abilities.


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


The Company believes that the traditional greeting card industry is a large and thriving business. According to the Greeting Card Association ("GCA"), an organization representing card publishers and allied members of the greeting card industry organized to provide a forum to educate, communicate and share ideas among greeting card publishers and suppliers, in 1998, the purchase of over 7 billion greeting cards by American consumers generated a total of $7.5 billion in U.S. retail sales. Of the total greeting cards purchased annually, roughly half are seasonal and the remaining half are everyday cards. The Company believes that sales of alternative cards, especially non-occasion cards, are also on the increase.

Based on statistics published by the GCA, the Company believes that the most popular card-sending holidays are, in order, Christmas, Valentine's Day, Mother's Day, Easter and Father's Day. Consumers that exchange greeting cards are demographically diverse. GCA statistics show that women purchase more than 80 percent of all greeting cards, and the average card purchaser is a woman in her middle years, although this historically steady demographic picture may be changing. Generally, greeting cards range in price from $0.38 to $10.00, with the average card retailing for around $2.00. Cards featuring special techniques and new technologies are at the top of this price scale. In addition to traditional holiday and special occasion cards, the Company will also offer an assortment of non-occasional cards.

According to the GCA, the average person receives 24 cards per year, seven of which are birthday cards. Estimates indicate that there are more than 1,800 greeting card publishers in America ranging from major corporations to small family organizations. The GCA claims that a typical family sends out 125 greeting cards per annum. The following chart represents, according to the GCA, the annual sales of greeting cards broken down by occasion:

          Season                                                Units
          --------------------------------------------------------------

          Birthdays                                          2.7 billion
          Christmas                                          2.6 billion
          Valentine's Day                                    900 million
          Mother's Day                                       150 million
          Easter                                             120 million
          Father's Day                                        95 million
          Graduation                                          60 million
          Thanksgiving                                        30 million
          Halloween                                           25 million
          St. Patrick's Day                                   15 million
          Jewish New Year                                     10 million
          Chanukah                                            10 million
          New Year's                                           8 million
          National Grandparent's Day                           3 million
          Sweetest Day                                       1.5 million
          Passover                                           1.5 million
          Professional Secretary's Day                         1 million
          National Boss' Day                                   1 million
          April Fool's Day                                       500,000
          Nurses' Day                                            500,000

The following chart represents, according to the GCA, the annual U.S. retail sales of greeting cards:

          1998          $7.5 billion      1988       $3.9 billion
          1997          $7.3 billion      1987       $3.8 billion
          1996          $6.8 billion      1986       $3.7 billion
          1995          $6.3 billion      1985       $3.5 billion
          1994          $5.9 billion      1984       $3.2 billion
          1993          $5.6 billion      1983       $2.7 billion
          1992          $5.3 billion      1982       $2.5 billion
          1991          $5.0 billion      1981       $2.35 billion
          1990          $4.6 billion      1980       $2.1 billion
          1989          $4.2 billion

The Internet. According to the Computer Industry Almanac, there were more than 147 million Internet users in the world at the end of 1998. This source further projects that there will be 320 million Internet users worldwide at the end of the year 2000, and more than 720 million users worldwide at the end of 2005. The Company anticipates that the U.S. Internet population will grow to more than 207 million Internet users in 2005, which will represent approximately 29 percent of the world's total.

Marketing Strategy. The Company and Power Direct hope to capture a significant percentage of the greeting card market by utilizing Internet Direct Marketing. The Company believes that the most effective style of marketing is "word of mouth" marketing. With the advent of the Internet, "word of mouth" includes e-mail. The Company anticipates that its initial marketing plan will be to e-mail out to millions of Internet users, a free greeting card with an imbedded scratch and win ticket with the potential to win $5,000.00 (or more). In the Instant Win Portion of the scratch and win ticket, each recipient will win a gift certificate good for 10 free promotional Company greeting cards. The recipient will be permitted to send a greeting card out to 10 recipients of his or her choice. Each card sent out by the initial recipient will be of the same nature as the one he or she originally received from the Company.

Based upon this scenario, the Company hopes to generate significant interest in a very short period of time - as one person sends to 10 people, and those 10 send to 100 people, and those 100 send to 1,000 people and so on. The numbers could build at an extremely rapid pace.

Additional marketing plans include the regular e-mailing of free coupons, invitations, and other marketing links to other complimentary sites and affiliations as well as links to charities.

The Company's Card. Instead of spending $3 to $6 on a card that ends up at a land fill in a week, customers of the Company can send animated, singing, speaking, personally customized, virtual cards over the Internet for just $3.00. The price is subject to change if a full e-commerce division is implemented. The card contains a scratch and win ticket that offers instant winnings of up to $1,000 and other prizes. All winners will be contacted through e-mail or their mailing address. The prize money will be deposited in an offshore bankers trust account until fund transfer instructions are received by the Company. Should the recipient want to review the cards in the future, the card will remain in the recipient's mailbox until deleted.

The Company's cards not only provide a high-quality, sophisticated greeting card, but they also allow the sender a high level of interaction in the designing and viewing process. These ready to send stock cards (from art deco, vogue, classic, Victorian, and cartoons to 3D animation), thousands of available clip art and pictures available to customize the greeting card, and speak as you type audio capabilities allowing the sender to include his or her own voice with the card. For example, the card will say "Hi! John, thank you for a wonderful time, love, Susan White."

On or about May 20, 1999, Power Direct commissioned the firm of Hall, Dickler, Kent, Freidman & Wood of New York, New York, to provide a legal opinion regarding the operation of the Internet greeting card scratch and win by the Company. The opinion provided by Hall, Dickler, Kent, Freidman & Wood provided that the scratch and win activities proposed by the Company fall under the sweepstakes and promotions laws of the United States allowing residents of the United States to freely participate in sending and receiving the Company's electronic greeting card, while also enabling the recipient to play a Scratch and Win ticket for cash, prizes and coupons. Hall, Dickler, Kent, Freidman & Wood concluded that the promotion conducted by the Company could be permissibly conducted in all United States targeted jurisdictions.

Competition. Competition in the Internet greeting card industry is significant. Certain of the Company's competitors have more experience, management, name recognition, marketing capabilities and financial resources than the Company. The Company may also encounter increasing competition from the new as well as the existing Internet greeting card operations. The Company may also encounter indirect competition from companies selling greeting cards in the traditional storefront form. It is possible that increased competition could have a material adverse effect on the Company. Many of these competitors have greater financial and other resources, and more experience in the greeting card industry than the Company. There can be no assurance that competitors have not or will not succeed in developing technologies that are more effective than any which that have been or are being developed by the Company or which would render the greeting card operations of the Company obsolete and non-competitive.

The Company anticipates it will face significant competition from other companies including, but not limited to, (i) Cybercard, a company domiciled in Cambridge, United Kingdom, that offers the consumer an opportunity to design his or her greeting card and either send the recipient a card through the mail or have his or her card posted on the Cybercard Internet site; (ii) Based in India, an Internet company that offers animated electronic greeting cards that the sender can deliver to the recipient via e-mail; (iii) 1001 Post Cards, a company that offers the sender the opportunity to customize a postcard which is sent to the recipient via e-mail; (iv) My Sentiments Greeting Cards, an Internet company that allows the sender to customize a greeting card and send it via e-mail; and
(v) Hallmark, a company that offers the sender the option of sending an electronic greeting card. The Company, however, believes that it can meet this competition with its unique coupling of the online greeting card with the scratch and win entry.

Possible Need for Additional Financing. The Company anticipates funding product development and the expansion of sales and marketing activities from existing cash reserves and cash from operations. In the event that cash from operations and other available funds are insufficient to fund the Company's presently anticipated operations, the Company may be required to seek additional financing. There can be no assurance that, if additional financing is required, it will be available on acceptable terms, or at all. Additional financing may involve substantial dilution to the interests of the Company's then current shareholders.

Business Interruption; Reliance on Computer and Telecommunications Infrastructure. The Company's success will be dependent in large part on its continued investment in sophisticated telecommunications and computer systems and computer software. The Company anticipates making significant investments in the acquisition, development, and maintenance of such technologies in an effort to remain competitive and anticipates that such expenditures will be necessary on an on-going basis. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product lifecycles, which requires the Company to anticipate technological developments. There can be no assurance that the Company will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company will have the financial resources available to invest in new technologies. In addition, the Company's business is highly dependent on its computer and telecommunications equipment and software systems, the temporary or permanent loss of which, through physical damage or operating malfunction, could have a material adverse effect on the Company's business. Although the Company does not anticipate any problems with its computer software relating to the year 2000, operating malfunctions in the software systems of financial institutions and other parties might have an adverse affect on the operations of the Company. The Company's business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, or any significant interruption in telephone services, could have a material adverse effect on the Company.

Management of Growth; Dependence on Key Personnel. The Company's success in the future is dependent upon its ability to grow rapidly and effectively manage growth. Such growth, if any, will require increased managerial, technical, Internet marketing, and other personnel, expanded information systems and additional financial and administrative control procedures. Expansion of the Company's indirect and direct marketing resources will require significant financial and managerial commitments by the Company. There can be no assurance that the Company will be able to manage such growth effectively, if at all. The Company's failure to do so would have a material adverse effect on its business, operating results, and financial condition. Competition for qualified technical, marketing, and other qualified personnel is significant, and there can be no assurance that the Company will be able to attract or retain highly qualified employees in the future. The Company's future success also depends in part upon the continued service of its key technical, marketing and senior management personnel. The loss of the services of one or more of these key employees could have a material adverse effect on the Company's business, operating results, and financial condition.

Employees. The Company currently has 2 part-time employees and 2 full-time employees. None of the Company's employees are subject to any collective bargaining agreements. Each employee of the Company will be required, as a condition of employment, to execute an agreement not to disclose the Company's trade secrets or other confidential information.

Consultants. The Company has enlisted the services of Mr. Conrado Beckerman to provide consulting services to the Company with regard to the Company's Internet activities. Mr. Conrado Beckerman's experience includes developing international communications' markets and fostering international relations. He also has a cultural background in social protocol and economic issues, as well as negotiation and sales experience. Mr. Beckerman has consulted for wireless cable operators in Nepal, Pakistan, Indonesia, South Africa and Latin America. From 1982 through 1986, Mr. Beckerman worked for Radio Canada International, in Vancouver, British Columbia, as a reporter/broadcaster reporting Canadian economic news to Latin America. From 1985 to 1988, Mr. Beckerman was the international sales manager for Nexus Engineering Corp, a company located in Vancouver, British Columbia. At Nexus Engineering Corp., Mr. Beckerman was in charge of market development and sales in both Latin America and Europe. From 1988 to 1989, Mr. Beckerman worked for Norsat International in Surrey, British Columbia, where Mr. Beckerman was the international sales manager in charge of developing markets for consumer and commercial satellite systems in Southeast Asia, Latin America, the Middle East, Europe and Africa.

From 1991 to 1996, Mr. Beckerman was the President of CB&A in Vancouver, British Columbia, a company that was a worldwide distributor of satellite-related equipment. With CB&A, Mr. Beckerman designed and installed a cable television network in Brazil. Mr. Beckerman also negotiated and finalized various joint venture agreements and represented various television transmitter manufacturers in securing international bids. From 1996 through 1998, Mr. Beckerman went back to work for Norsat International as the marketing director for Latin America. With Norsat International, Mr. Beckerman designed market strategies for cable television encoding/set-top systems and worked on joint venture agreements with Brazilian companies.

From 1993 to 1998, Mr. Beckerman was honorary counsel for Uruguay. In his capacity as honorary counsel, Mr. Beckerman achieved the highest position available as a foreign dignitary for the provinces of British Columbia and Alberta. He promoted cultural and economic exchanges between Uruguay and the western provinces of Canada and was the speaker in various forums related to Mercosur. Mercosur, known as The Southern Common Market, was created by the Treaty of Asuncion signed by Argentina, Brazil, Paraguay and Uruguay in the Paraguayan capital on March 6, 1991. Chile and Bolivia became associate members in 1996 and 1997, respectively. With a population of 27 million and a gross domestic product of US$1.3 trillion in 1997, Mercosur is the fastest trading block in the world. It experienced a trade growth of 400% in the period of 1990 to 1997. From 1998 to the present, Mr. Beckerman has acted as the strategic planning director of Southern Cone Vitacom Corporation, in Mountain View, California. At Southern Cone Vitacom Corporation, Mr. Beckerman is in charge of the development and marketing of Very Small Aperture Terminals(a satellite communications systems that serves home and business users and handles data, voice and video signals) equipment in the Southern Cone of South America. He has also marketed Internet Service Provider equipment and Internet voice-over satellite equipment in South America. He has also appeared as the guest speaker at various seminars and conferences relating to the business of Southern Cone Vitacom International.

There can be no assurance that the Company will benefit either directly or indirectly, from Mr. Beckerman's business experience.

Reports to Security Holders. The Company is filing this Registration Statement on Form 10-SB on a voluntary basis under the Securities and Exchange Act of 1934. The Company intends to cause its stock to be listed on the Over-the-Counter Bulletin Board Quotation Service ("OTCBB") maintained by the National Association of Securities Dealers, Inc. Once the Company's stock is listed on the OTCBB, the Company intends to provide an annual report to its security holders, which will include audited financial statements. The Company will become a reporting company when this registration statement becomes effective with the Securities and Exchange Commission ("SEC"). After the Company becomes a reporting company with the SEC, the public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This report includes a number of forward-looking statements which indicate the Company's current expectations with respect to future events and financial performance. Forward looking statements can be identified by the use of forward-looking terminology such as "believes", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or the negative thereof or other variations thereon or comparable terminology. Such statements are subject to certain risks, uncertainties and assumptions. No assurances can be given that the future results anticipated by those forward looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results anticipated in such forward-looking statements. Undue reliance should not be placed on those forward-looking statements, are based on facts existing as of the date of this Registration Statement.

Liquidity and Capital Resources. The Company had cash resources of $189,599 at April 30, 1999. At September 30, 1999, the Company had cash resources of $77.00. The diminution in cash reserves was primarily due to costs and expenses associated with (i) selling, general and administrative; (ii) consulting services; and (iii) legal services. On September 30, 1999, the Company had total current assets of $77.00. On September 30, 1999, the Company had total current liabilities of $80,495.00. At September 30, 1999, total current liabilities exceeded total current assets by $80,418. The net loss from operations from February 19, 1999 (inception) to September 30, 1999, was $149,218.00. The loss was primarily the result of expenditures for selling, general and administrative; consulting services and legal services. The Company also allocated $106,606.00 towards amortization of intangible assets. The Company's only external source of liquidity is the sale of its capital stock. The only material commitment of capital expenditures the Company anticipates within the next 12-month period is the cash prizes it will award to the winners of the scratch and win. The Company does not anticipate any significant research and development will occur over the next 12-months. The Company does not anticipate it will either lease or purchase any significant equipment over the next 12-months.

Results of Operations. As of September 30, 1999, the Company had not yet realized any revenue from operations. The Company has been in the development stage since its inception on February 19, 1999. With the Company's purchase of Power Direct's rights in the Compte Agreement, the Company now holds significant assets, realization of those assets is dependent upon the Company's ability to complete the material steps discussed in Item 1. The Company's success is also materially dependent upon its ability to satisfy additional financing requirements. The Company, being a developmental stage enterprise, is currently developing technology which, when in place, if successful, may mitigate the net loss experienced by the Company. The Company is also reviewing its options to raise substantial equity capital. The Company anticipates that it will begin to realize positive revenue in or around the end of November, 1999. In order to satisfy its requisite budget, management has held and continues to conduct negotiations with various investors. The Company anticipates that these negotiations will result in additional investment income for the Company. To achieve and maintain the competitiveness of its website, the Company may be required to raise substantial funds in addition to funds already raised through the issuance of the Company's shares. The Company's forecast for the period for which its financial resources will be adequate to support its operations that involves risks and uncertainties and actual results could fail as a result of a number of factors. The Company anticipates that it will need to raise additional capital to develop, promote and conduct its operations. Such additional capital may be raised through additional public or private financings as well as borrowing and other sources.

There can be no assurance that additional funding will be available under favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain products and services that the Company would not otherwise relinquish. For example, if the Company is not able to secure adequate funding to continue its operations, it may license its software rights to other companies.

However, the Company believes it is poised to maintain both its short-term and its long-term liquidity. The Company believes that within a short period of time, it can begin to produce the positive revenue through its Internet activities. Coupled with the further issuance of common stock of the Company, the Company believes it can significantly improve its long-term liquidity. The Company will continue to satisfy its legal and accounting costs with its current cash resources.

Impact of the Year 2000. The Company anticipates that the year 2000 (commonly referred to as "Y2K") could impact the business of the Company. Many business software applications use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between the year 1900 and the year 2000, which would result in computer system failures, miscalculations, and general disruption of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

The Company has completed a preliminary assessment of each of its operations and its Y2K readiness and had determined that the appropriate actions are being taken. The Company does not believe the Y2K issue will result in any significant problem for the Company's computer systems. The Company recognizes, however, that the Y2K issue could have a material impact on the operations of the Company. There is no guarantee that the computer systems of other companies on which the Company's systems rely will be timely readied for the Year 2000. Moreover, there can be no guarantee that the Company's suppliers, customers, or other parties with whom the Company does business will not experience significant Y2K problems, which might result in an adverse effect on the Company's operations.

Item 3. Description of Property.

Property held by the Company. As of the dates specified in the following table, the Company held the following property:

==========================================================================
Property                   April 30, 1999             September 30, 1999
-------------------------- -----------------------------------------------
Cash and equivalents       $ 189,599.00               $77.00
==========================================================================

The Company defines cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. The Company does not presently own any interests in real estate. The Company does not presently own any inventory or equipment.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners. The following represents the beneficial owners of 5% or more of the Company's issued and outstanding common stock, other than officers and directors.


                 Name  and Address of       Amount of
Title of Class   Beneficial Owner           Beneficial Owner    Percent of Class
--------------   ----------------           ----------------    ----------------

Common Stock     Power Direct, Inc.         6,926,752           59.0%
                 1288 Alberni Street
                 Suite 806
                 Vancouver, B.C. V6E 4N5

(b) Security Ownership by Management. As of September 30, 1999, the directors and principal executive officers of the Company beneficially owned in the aggregate 7,426,752 shares of the Company's common stock, or approximately 63.26% of the issued and outstanding shares, as set forth in the following table:

                  Name  and Address of        Amount of
Title of Class    Beneficial Owner            Beneficial Owner  Percent of Class
--------------    ----------------            ----------------  ----------------

Common Stock      Power Direct, Inc.          6,926,752         59.0%
                  1288 Alberni Street
                  Suite 806
                  Vancouver, B.C. V6E 4N5

Common Stock      Jack Sha                    500,000           4.26%
                  5550 Cambie Street
                  Suite 306
                  Vancouver, B.C. V5Z 3A2
                  President and a Director

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and principal executive officers of the Company are specified on the following table:

===============================================================================================================
Name and Address                    Age      Position                             Term as Director
---------------------------------------------------------------------------------------------------------------
Jack Sha
5550 Cambie Street, Suite 306       48       President and Director               February 19, 1999 (inception)
Vancouver, B.C. V5Z 3A2                                                           to present
---------------------------------------------------------------------------------------------------------------
Robert Klein
1273 West 20th Street               51       Secretary, Treasurer and Director    February 19, 1999
North Vancouver, B.C. V7P 2B8                                                     (inception) to present
===============================================================================================================

Jack Sha is the President and a Director of the Company. Mr. Sha was the president of Tokyo Trading Ltd. From 1990 through 1994, during which time he was involved in the decision making process for various investment opportunities, including golf course developments to mining properties. In 1991, Mr. Sha acquired, on behalf of the Tokyo Trading Ltd., the rights to develop and market a unique essence for skin care products. In 1994, Mr. Sha underwent major surgery and was inactive until 1998.

Robert Klein is the Secretary, Treasurer and a Director of the Company. He also the President of Rising Phoenix Development Group, Ltd., and recently resigned from Power Direct, Inc.'s Board of Directors. It is anticipated that Mr. Klein may again become a member of Power Direct, Inc.'s Board of Directors. Mr. Klein's experience includes an active twenty-year career in the securities, handling a wide range of duties including management roles and institutional trading. For the past fifteen years, a major emphasis has been placed on packaging complex transactions on behalf of corporate clients, resulting in the creation and sale of marketable securities. The past five years have been spent on public and private companies involved in resource management and light manufacturing. He has a degree in Applied Mathematics from the University of Waterloo. Mr. Klein has an FCSI designation from the Canadian Securities Institute. Mr. Klein has been responsible for strategic planning and securing funding for a number of start-up ventures, both in Canada and the United States.

None of the above specified individuals share any familial relationship. Other than the individuals specified above, there are no significant employees expected by the Company to make a significant contribution to the business of the Company. All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Company's Board of Directors.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Sha or Mr. Klein from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft, nor is Mr. Sha or Mr. Klein the officers or directors of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

The officers and directors of the Company received no direct compensation from the Company during the Company's most recent fiscal year. However, beginning in or about August, 1999, Jack Sha, in his capacity as President of the Company began earning US$2,000 a month. Mr. Sha has agreed to defer portions of his compensation until the Company has the requisite funds to pay his salary. As of September 15, 1999, Mr. Sha had been paid US$1,000 with an additional US$1,000 earned but unpaid. The officers and directors of the Company are reimbursed for expenses incurred on behalf of the Company.

Item 7. Certain Relationships and Related Transactions.

Ownership of the Company's Common Stock by Power Direct. Power Direct, pursuant to the June 15, 1999 licensing agreement between the Company and Power Direct (more particularly described in Item 1 of this Amendment No. 1 to the Company's Registration Statement on Form 10-SB), currently owns 6,926,752 shares of the Company's $.0001 par value common stock. The Company's President and director, Jack Sha, is also the President and a director of Power Direct. On or about August 16, 1999, Power Direct distributed 2,199,779 shares of the Company's $.0001 par value common stock as a dividend to Power Direct's shareholders.

Office Services. Office services are provided without charge to the Company by Jack Sha, President and a director of the Company.

Operating Expense Advances. As of September 30, 1999, Power Direct had advanced the Company a total of $80,495 to pay for operating expenses. The Company and Power Direct have not yet negotiated any repayment terms. The Company anticipates that it will reimburse Power Direct when, and if, funds become available. The outstanding amount owed bears no interest.

Anti-Dilution Provision. On or about March 9, 1999, the Company amended its Articles of Incorporation to add an Anti-Dilution Provision ("Provision") providing for the continuous and nondilutable 51% ownership of the Company by Power Direct. In or around September, 1999, the Company and Power Direct agreed that the Provision would be removed from the Company's Articles of Incorporation. As consideration for removal of the Provision, the Company agreed to issue Power Direct 2,000,000 shares of its $.0001 par value common stock. On or about September 10, 1999, the Company's President and Secretary executed a Certificate of Amendment to the Company's Articles of Incorporation removing the Provision.

Transactions with Promoters. The services of no promoters were used.

Item 8. Description of Securities.

The Company is authorized to issue 100,000,000 shares of common stock, $.0001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of September 30, 1999, 11,726,531 shares of the Company's $.0001 par value common stock were issued and outstanding.

The shares of $.0001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record regarding all matters to be voted on by the Company's shareholders. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's $.0001 par value common stock. Holders of the shares of Company's $.0001 par value common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's $.0001 par value common stock. All of the outstanding shares of Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

The Company anticipates that it will apply for participation in the OTC Bulletin Board, an electronic quotation sustain for securities not traded on a securities exchange. As of September 30, 1999, there were no warrants outstanding to purchase shares of the Company's $.0001 par value common stock, nor any options to purchase common stock. The Company has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future. The Company anticipates that it will retain earnings, if any, for future growth and expansion of its business.

Item 2. Legal Proceedings.

There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item 3. Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about March 1, 1999, the Company commenced an offering of shares of its common stock in reliance on an exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). As of March 31, 1999, the Company had sold a total of 2,100,000 shares of its common stock pursuant to that offering. Gross proceeds from the offering are $210,000. The offering price for the Company's shares of $.0001 par value common stock was arbitrarily determined by the Company and had no relationship to assets, book value, revenues or other established criteria of value. Proceeds from the offering described in the preceding paragraph were used for, among other purposes, working capital, including legal fees; office equipment and office expenses.

On or about June 15, 1999, the Company entered into a licensing agreement with Power Direct whereby the Company acquired 49% of Power Direct's rights, title and interest in the Compte Agreement (more particularly described in Item 1 of this Amendment No. 1 to the Company's Registration Statement on Form 10-SB). Pursuant to that licensing agreement, the Company issued to Power Direct a total of 9,106,123 shares of its $.0001 par value common stock on the following dates in the following amounts:

                 ============================== ========================
                 Date                           Amount
                 ------------------------------ ------------------------
                 June 15, 1999                  2,185,716 shares
                 ------------------------------ ------------------------
                 June 17, 1999                  4,420,407 shares
                 ------------------------------ ------------------------
                 July 7, 1999                     520,408 shares
                 ------------------------------ ------------------------
                 September 12, 1999             2,000,000 shares(1)
                 ============================== ========================

(1) These shares were issued to Power Direct as consideration for Power Direct's consent to the removal of the Anti-Dilution Provision from the Company's Articles of Incorporation (more particularly described in Item 7 of this Amendment No. 1 to the Company's Registration Statement on Form 10-SB).

The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 4(2) of the Act and Rule 506 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 4(2). The Company valued the assets purchased from Power Direct at $1,470,000 based on Power
Direct's historical cost basis. There were no commissions paid on this transaction.

On or about July 7, 1999, the Company issued 500,000 shares of its $.0001 par value common stock for services rendered. The Company valued those services rendered at US$5,000.00. Those shares were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Regulation S of the Act promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non - U.S. person outside the United States of America" as that is defined under applicable state and federal securities laws.

Item 5. Indemnification of Directors and Officers.

Article Twelve of the Company's Articles of Incorporation provides that no officer or director of the Company shall be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as an officer or director, except that Article Twelve does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of the Nevada General Corporation law.

The Company contemplates that it may enter into indemnification agreements with each of its executive officers and directors pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer or employee of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Amendment No. 1 to Registration Statement on Form 10-SB.


(a)  Index to Financial Statements.                            Page

1    Independent Auditors' Report                              F-1

2    Audited Balance Sheet as at April 30, 1999                F-2

3    Audited Statement of Operations for Period
     From February 19, 1999 (inception) to
     April 30, 1999                                            F-3

4    Audited Statement of Changes in Stockholders'
     Equity For Period From February 19, 1999 (inception)
     to April 30, 1999                                         F-4

5    Audited Statement of Cash Flow For Period From
     February 19, 1999 (inception) to April 30, 1999           F-5

6    Notes to Audited Financial Statements                     F-6 through F-7

7    Independent Auditor's Report                              F-8

8    Audited Balance Sheets
     as at September 30, 1999                                  F-9 through F-10

9    Audited Consolidated Statement of Operations
     for Period from February 19, 1999 (inception)
     to September 30, 1999                                     F-11

10   Audited Statement of Changes in Stockholders'
     Equity for Period From February 19, 1999 (inception)
     to September 30, 1999                                     F-12

11   Audited Statement of Cash Flows
     for Period From February 19, 1999 (inception)
     to September 30, 1999                                     F-13

12   Notes to Audited Financial Statements                     F-14 through F-16

                                    PART III

Item 1. Index to Exhibits

Copies of the following documents are filed with this Amendment No. 1 to Registration Statement, Form S-B, as exhibits:

1        Greeting Card Lotto Proprietary Technology
         Usage License Agreement Between
         the Company and Compte De Sierge                       E-1 through E-19

                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 1 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on December __, 1999.

                                                 CardStakes.com,
                                                 a Nevada corporation


                                                 By: /s/________________________
                                                        Jack Sha
                                                 Its:   President

James E. Slayton, CPA
--------------------------------------------------------------------------------
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333



                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                                  May 14, 1999
PDTech.com (The Company)
Las Vegas, Nevada 89102

     I have audited the Balance Sheet of PDTech.com (A Development Stage Company), as of April 30, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period February 19, 1999 (Date of Inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDTech.com, (A Development State Company), at April 30, 1999, and the results of its operations and cash flows for the period February 19, 1999 (Date of Inception) to April 30, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements. The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ James E. Slayton

James E. Slayton, CPA
Ohio License ID# 04-1-15582

                                   PDTech.com
                          (A Development Stage Company)

                                  BALANCE SHEET
                                      AS AT
                                 April 30, 1999

    ASSETS

CURRENT ASSETS
Cash                                                                $189,599.00
Other Current Assets                                                       0.00
                                                                    -----------
Total Current Assets                                                 189,599.00



OTHER ASSETS
Other Assets                                                               0.00
                                                                    -----------
Total Other Assets                                                         0.00
                                                                    -----------
TOTAL ASSETS                                                        $189,599.00
                                                                    ===========


    LIABILITIES & EQUITY

CURRENT LIABILITIES
Due to Shareholder                                                   $2,551 .00
                                                                    -----------
Total Current Liabilities                                              2,551.00

    EQUITY
Capital Stock                                                            210.00
Additional Paid In Capital                                           209,790.00
Retained Earnings or (Deficit)                                       (22,952.00)
                                                                    -----------
Total Stockholders' Equity                                           187,048.00

    TOTAL LIABILITIES & OWNER'S EQUITY                              $189,599.00
                                                                    ===========


           See accompany notes to financial statements & audit report

                                   PDTech.com
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
             February 19, 1999 (Date of Inception) to April 30, 1999


    REVENUE
Services                                                                   0.00
Interest Income in the course of business                                284.00

    COSTS AND EXPENSES
Selling, General and Administrative                                   23,236.00
                                                                   ------------

    Total Costs and Expenses                                          23,236.00
                                                                   ------------
               Net Ordinary Income or (Loss)                         (22,952.00)
                                                                   ============
Weighted average
number of common
shares outstanding                                                    2,100,000

    Net Loss
    Per Share                                                             -0.01


           See accompany notes to financial statements & audit report

                                   PDTech.corn
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   FOR PERIOD
            February 19, 1999 (Date of Inception), to April 30, 1999



                                                                   Deficit
                                                                 accumulated
                                                   Additional       during
                      Common Stock                  paid-in      development
                        Shares        Amount        capital          stage
                      ----------------------------------------------------------




April 9, 1999
Issued for cash        2,100,000         210.00     209,790.00



Net loss
February 19. 1999
(inception) to
April 30, 1999                                                     (22,952.00)
                     --------------------------------------------------------




Balance
April 6, 1999          2,100,000        $210.00   $ 209,790.00   ($ 22,952.00)
                     ========================================================




           See accompany notes to financial statements & audit report

                                   PDTech.com
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD
            February 19, 1999 (Date of Inception), to April 30, 1999


CASH FLOWS FROM OPERATING ACTIVITIES
 Cash received from customers                                              0.00
  Interest Income in the course of business                              284.00
                                                                     ----------

             Net Cash provided by Operating Activities                   284.00

             Cash disbursed for Operating Activities                  21,685.00
                                                                     ----------
             Net cash flow used by operating activities              (21,401.00)

CASH FLOWS FROM INVESTING ACTIVITIES                                       0.00
                                                                     ----------
             Net cash used by investing activities                         0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                            210,000.00
Advance from shareholders                                              1,000.00
                                                                     ----------
             Net cash provided by financing activities               211,000.00

             Net increase (decrease) in cash                         189,599.00
             April 30, 1999                                          189,599.00




           See accompany notes to financial statements & audit report

                                   PDTech.com
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                 April 30, 1999

NOTE 1- HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized February 19, 1999 (Date of Inception) under the laws of the State of Nevada, as PDTech.com (The Company) has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On April 9, 1999, the Company completed a public offering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933 as amended. The Company sold 2,100,000 shares of Common Stock at a price of $.10 per share for a total amount raised of $210,000.00. The Company received cash in the amount of $210,000.

NOTE 2 ACCOUNTING POLICIES AND PROCEDURES

     Accounting polices and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting.

     2. The cost of organization, $1,590.00, was expensed when incurred.

     3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation.

     6. The Company will review its need for a provision for federal income tax on a quarterly basis and as Statements of Operations are issued.

     7. The Company's fiscal year end is December 31.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no revenue from its planned principal operations. This raises substantial doubt about its ability to continue as a going concern. It is management's plan to seek additional capital through a registered public offering of securities. There is no guarantee that management will be able to raise additional capital through a registered public offering.

                                   PDTech.com
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

                                 April 30, 1999



NOTE 4- RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5- WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock,

James E. Slayton, CPA
--------------------------------------------------------------------------------
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333
1-330-864-3553


                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                              November 5, 1999
Cardstakes.com (The Company)
Las Vegas, Nevada 89109

     I have audited the Balance Sheet of Cardstakes.com (A Development Stage Company) formerly known as Power Direct Tech.com as of September 30, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period February 19, 1999 (Date of Inception) to September 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardstakes.com, (A Development Stage Company), as of September 30, 1999, and the results of its operations and cash flows for the period February 19, 1999 (Date of Inception) to September 30, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and has not generated significant revenues from planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ James E. Slayton

James E. Slayton, CPA
Ohio License ID# 04-1-15582

                                 Cardstakes.com
                          (A Development Stage Company)
                                  BALANCE SHEET
                                      AS AT
                               September 30, 1999


                                     ASSETS


    ASSETS

CURRENT ASSETS
Cash                                                                       77.00
                                                                   -------------
Total Current Assets                                                       77.00

PROPERTY AND EQUIPMENT
Property and Equipment (net of depreciation)                                0.00
                                                                   -------------
Total Property and Equipment                                                0.00

OTHER ASSETS
Software                                                                2,287.00
Domain Name                                                               387.00
URL Purchase                                                          229,276.00
Licensing Agreement                                                   851,809.00
                                                                   -------------
Total Other Assets                                                  1,083,759.00
                                                                   -------------

TOTAL ASSETS                                                       $1,083,836.00
                                                                   =============


                 See accompanying notes to financial statements

                                 Cardstakes.com
                          (A Development Stage Company)
                                  BALANCE SHEET
                                      AS AT
                               September 30, 1999


                              LIABILITIES & EQUITY

CURRENT LIABILITIES
Accounts Payable                                                   $     80,495.00
                                                                   ---------------
Total Current LIabIlitIes                                                80,495.00

OTHER LIABILITIES
Other Liabilities                                                             0.00
                                                                   ---------------
Total Other Liabilities                                                       0.00

                                                                   ---------------
Total Liabilities                                                        80,495.00

    EQUITY

Common Stock, $0.001 par value, shares; authorized,                      11,727.00
20,000,000 shares, issued and outstanding at September 30,
1999, 11,726,531
Additional Paid In Capital                                            1,115,926.00
Preferred stock, 50.001 par value, shares authorized, 5,000,000, none Issued
Donated Capital                                                               0.00
Retained Earnings (Deficit accumulated during development
stage)                                                                 (124,312.00)
                                                                   ---------------
Total Stockholders' Equity                                            1,003,341.00
                                                                   ---------------
  TOTAL LIABILITIES & OWNER'S EQUITY                               $  1,083,836.00
                                                                   ===============


                 See accompanying notes to financial statements

                                      F-1O

                                 Cardstakes.com
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
           February 19, 1999 (Date of Inception) to September 30, 1999





    REVENUE
Services                                                                   0.00

    COSTS AND EXPENSES
Selling, General and Administrative                                   11,706.00
Consulting Services                                                   21,000.00
Legal Services                                                         9,698.00
Depreciation Expense                                                     208.00
Amortization of Intangible Assets                                     81,700.00
                                                                   ------------
         Total Costs and Expenses                                    124,312.00
                                                                   ------------
                   Net Ordinary Income or (Loss)                    (124,312.00)
                                                                   ============
Weighted average
number of
common
shares outstanding                                                    6,035,715


                                                                          -0.02
Net Loss Per Share


                 See accompanying notes to financial statements

                                 Cardstakes.com
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   FOR PERIOD
           February 19, 1999 (Date of Inception) to September 30, 1999


                                                                                                          Deficit
                                                                                                        accumulated
                                            Common                            Additional                  during           Total
                                            Stock                             paid-in      Donated      development    Stockholder's
                                            Shares             Amount         capital       Capital        stage          Equity
                                           ----------------------------------------------------------------------------------------
April 9, 1999
Issued for cash                             2,100,000          2,100.00      207,900.00       0.00                       210,000.00

June 15, 1999
Issued as part of June
151 1999 purchase
agreement                                   2,185,716          2,185.72      216,385.88                                  218,571.60


June 17, 1999
Issued as part of June
15,1999 purchase
agreement                                   4,420,407          4,420.41      437,620.29                                  442,040.70

July 7, 1999                                  500,000            500.00        4,500.00                                    5,000.00
Issued for services rendered

July 7, 1999                                  520,408            520.41       51,520.39                                   52,040,80
issues as part of June 15, 1999
purchase agreement

September 12, 1999                          2,000,000          2,000.00      198,000.00                                  200,000.00
Issued as part of
June 15, 1999 purchase agreement

Net loss
February 19, 1999

(Inception) to
September 30, 1999                                                                                     (124,312.00)     (124,312.00)
                                           ----------------------------------------------------------------------------------------
Balances as at September 30,1999           11,726,531        $11,726.53   $1,673,273.47      $0.00    ($124,312.00)   $1,003,341.00
                                           ========================================================================================


                 See accompanying notes to financial statements

                                 Cardstakes.com
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD
           February 19, 1999 (Date of Inception) to September 30, 1999




CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) from operations                                         ($124,312.00)
Adjustments to reconcile net income to net cash provided
Depreciation Expense                                                     208.00
Amortization of Intangible Assets                                     81,700.00
Services rendered in exchange for stock                                5,000.00
                                                                    -----------

             Net Cash provided by
             Operating Activities                                    (37,404.00)


CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of software                                                   2,495.00
Purchase of domaine name                                                 400.00
Purchase of URL                                                      250,119.00
                                                                    -----------
             Net cash used by investing activities                  (253,014.00)

CASH FLOWS FROM FINANCING
ACTIVITIES
Issuance of Capital Stock                                            210,000.00
Advances from parent company                                          80,495.00
                                                                    -----------
             Net cash provided by financing activities               290,495.00

             Net increase (decrease) in cash                              77.00
             Balance as at end of period                                  77.00


                 See accompanying notes to financial statements




                                       -6-

                                 Cardstakes.com
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                November 5, 1999


NOTE 1- HISTORY AND ORGANIZATION OF THE COMPANY


     The Company was organized February 19, 1999 (Date of Inception) under the laws of the State of Nevada, as PDTech.com (The Company) has no operations and in accordance with SFAS #7, the Company is considered a development stage company. On or about June 8, 1999, the Company changed its name to Cardstakes.com.

     On April 9,1999, the Company completed a public offering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933 as amended. The Company sold 2,100,000 shares of Common Stock at a price of $.10 per share for a total amount raised of $210,000.00. The Company received cash in the amount of $210,000.

     On or about June 15, 1999, the Company entered into a licensing agreement with Power Direct, Inc. Cardstakes.com valued these rights at $912,653.00 based on $.10 per share received in April 9, 1999 offering. The Company issued 9,126,531 shares of common stock to Power Direct, Inc. from June 15, 1999 to September 12, 1999 as a result of the agreement. The final issue of 2,000,000 shares on September 12, 1999 was a result of renegotiating the agreement to remove an anti-dilution clause There will be no more stock distributed to Power Direct, Inc. as part of the licensing agreement.

     On July 7, 1999, the Company issued 500,000 shares for services rendered in the amount of $5,000.00

     There have been no other issuances of equity or Common Stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1 The Company uses the accrual method of accounting.

     2. The cost of organization was expensed when incurred in February of 1999.

     3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.


                                       -7-

                                 Cardstakes.com
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                November 5, 1999


NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES - CONTINUED

     5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation. The amount of depreciation recorded during this period was $208.00.

     6. The Company experienced losses for its first operating period February 19, 1999 (Date of inception) to September 30, 1999. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

     7. The Company has adopted December 31 as its fiscal year end.

     8. The Company records its inventory at cost.

     9. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

     10. The Company's Statement of Cash Flows is reported utilizing cash (currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

     11. The Company's other assets which are identifiable intangible assets are amortized on a straight line basis for a period of 60 months, the estimated economic life of the licensing rights. The amount of amortization of intangible assets recorded during this period was $81,700.00.

     NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not generated significant revenues from its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

                                 Cardstakes.com
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                November 5, 1999

NOTE 4 - RELATED PARTY TRANSACTION

     Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

     Power Direct Inc. has advanced $80,495.00 to Cardstakes.com to pay operating expenses of Cardstakes.com. This is being carried as accounts payable as it is considered a trade payable.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1,2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 7 - LONG TERM COMMITMENTS

     The Company neither owns or leases any real or personal property.


                                       -9-


                                      F-16